SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------


                                SCHEDULE 13D
                             (Amendment No. 1)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Dot Com Entertainment Group, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  25848Q10
                               (CUSIP Number)

                        Christopher W. Morgan, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                          Suite 1820, North Tower
                              Royal Bank Plaza
                      Toronto, Ontario, Canada M5J 2J4

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 28, 2001
                              ----------------
          (Date of Event which Requires Filing of this Statement)

                           ----------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      CUSIP NO. 25848Q10              13D                 Page 2 of 4 Pages

-----------------------------------------------------------------------------
(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

           Cryptologic Inc.
-----------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group
           (See Instructions)                                        (a) |_|
                                                                     (b) |_|
-----------------------------------------------------------------------------
(3)        SEC Use Only

-----------------------------------------------------------------------------
(4)        Source of Funds (See Instructions)

           WC
-----------------------------------------------------------------------------
(5)        Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e).                                   |_|
-----------------------------------------------------------------------------
(6)        Citizenship or Place of Organization

           Ontario, Canada
-----------------------------------------------------------------------------
                                           (7)  Sole Voting Power

                     Number of                  1,055,700
                Shares Beneficially        ----------------------------------
                       Owned               (8)  Shared Voting Power
                      by Each
                     Reporting                  0
                    Person With            ----------------------------------
                                           (9)  Sole Dispositive Power

                                                1,055,700
                                           ----------------------------------
                                          (10)  Shared Dispositive Power

                                                0
-----------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person

           1,055,700 (See Item 5 herein)
-----------------------------------------------------------------------------
(12)       Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                     |_|
-----------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)

           9.9% (See Item 5 herein)
-----------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)

           CO
-----------------------------------------------------------------------------



ITEM 1.        SECURITY AND ISSUER

               The Schedule 13D filed by Cryptologic Inc.("Cryptologic") on March 13, 2001 and relating to the shares ("Shares") of common stock of Dot Com Entertainment Group, Inc. (the "Issuer") is amended to furnish the additional information contained herein.

ITEM 2.        IDENTITY AND BACKGROUND

               Since the filing of the original Schedule 13D on March 13, 2001, Ewin Cohen has ceased to be a director of Cryptologic.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate purchase price of the 291,900 Shares purchased by Cryptologic was Canadian $301,007.80 (including commissions). The source of funding for the purchase of these Shares was the general working capital of Cryptologic.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the close of business on March 29, 2001, Cryptologic is the beneficial owner of, in the aggregate, 1,055,700 Shares, representing approximately 9.9% of the Issuer's outstanding Shares (based upon the 10,704,444 Shares stated to be outstanding as of September 30, 2000 by the Issuer in its Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on November 1, 2000).

               (b) Cryptologic has sole voting power and sole dispositive power with respect to the 1,055,700 Shares that it owns directly.

               (c) The following table sets forth all transactions with respect to Shares effected since March 13, 2001 by Cryptologic. All such transactions were effected in the open market and in Canadian dollars.


                                 NO. OF        PRICE
                                 SHARES        PER
NAME              DATE           PURCHASED     SHARE      COST OF SHARES      COMMISSIONS     TOTAL COST
----              ----           ---------     -----      --------------      -----------     ----------

Cryptologic       28/Mar/01        145,000    $  0.98       $142,100.00        $2,900.00      $145,000.00
Inc.

Cryptologic       28/Mar/01        146,900     $1.042       $153,069.80        $2,938.00      $156,007.80
Inc.
                                   291,900                  $295,169.80        $5,838.00      $301,007.80
                                   =======                  ===========        =========      ===========



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2001

                                        CRYPTOLOGIC INC.


                                        By:  /s/ Harvey Solursh
                                            -------------------------------
                                        Title: Chief Financial Officer